EXHIBIT 99.(a)(5)(A)

New Home Co. to Acquire Landsea Homes Corporation, Creating a Top 25 National Homebuilder

Landsea Homes Shareholders to Receive $11.30 Per Share in Cash, Representing a Premium of Approximately 61% to the Closing Share Price on May 12, 2025

Complementary, Diversified Footprint Positions Combined Company
to Accelerate Continued Growth Across the Country

IRVINE, Calif. and DALLAS, May 12, 2025 (GLOBE NEWSWIRE) -- New Home Co. (“New Home”) and Landsea Homes Corporation (Nasdaq: LSEA) (“Landsea Homes”) today announced that they have entered into a definitive agreement under which New Home will acquire Landsea Homes for $11.30 per share in an all-cash transaction that represents an enterprise value for Landsea Homes of approximately $1.2 billion. Upon completion of the transaction, the combined company will be a privately held, top-25 national homebuilder across 10 high-growth markets.

The transaction brings together two leading homebuilders, each of which has strong management teams and a reputation for quality construction, differentiated platforms and an exceptional customer experience. Together, New Home and Landsea Homes will offer homebuyers a diverse range of options, including single-family detached and attached residences across some of the nation’s fastest-growing markets in Arizona, California, Colorado, Florida, Oregon, Texas and Washington. The transaction will create an asset-light, returns-focused homebuilder generating nearly 4,000 annual closings. The combined company’s talent, scale and market diversity will create a strong foundation for the next chapter of growth. New Home is a portfolio company of funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (together with its consolidated subsidiaries “Apollo”).

“Our acquisition of Landsea Homes is an important next step in New Home’s long-term growth strategy,” said Matthew Zaist, President and Chief Executive Officer of New Home. “By bringing together two highly complementary businesses and teams with shared customer-first values, we will further scale our platform nationally and help even more buyers realize the dream of homeownership. I look forward to continuing to partner with the talented employees from both organizations and Apollo in this next chapter.”

"At Landsea Homes, our mission has always been to create sustainable, high-performance homes that offer a better way to live," said John Ho, Chief Executive Officer of Landsea Homes. "We believe this transaction with New Home will deliver immediate cash value to our stockholders at a significant premium and provide us with a strong, well-capitalized partner to accelerate our next phase of growth. We are proud of our team and the progress we’ve made in transforming Landsea Homes over the last few years, and we are excited about our future with New Home."

“This transaction underscores our high conviction in the housing market opportunity and the teams at New Home and Landsea Homes,” said Peter Sinensky, Partner at Apollo and a member of New Home’s Board of Directors. “Both companies are on attractive growth trajectories individually, which will be further accelerated and augmented by this combination. We believe the companies’ shared vision as well as cultural and operational alignment is a winning formula for success, and we are pleased to continue supporting the business with Apollo’s considerable resources behind it.”

Transaction Details
Under the terms of the agreement, New Home will commence a tender offer to acquire all outstanding shares of Landsea Homes for $11.30 per share in cash. The purchase price represents a premium of approximately 61% to Landsea Homes’ closing share price on May 12, 2025, the last trading day prior to the announcement. Upon the completion of the transaction, Landsea Homes will become a privately held company, and its common stock will no longer be listed on Nasdaq. The combined company will be led by Matthew Zaist, President and Chief Executive Officer of New Home.

This transaction is supported by the Apollo Funds, the majority shareholder of New Home since 2021, who are committing $650 million of new cash equity to facilitate this credit enhancing transaction and position the business for future growth.

The transaction has been unanimously approved by the Landsea Homes Board of Directors and is expected to close early in the third quarter of 2025, subject to customary closing conditions, including the tender of Landsea Homes shares representing a majority of its outstanding common stock to New Home. Following the successful completion of the tender offer, New Home will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price.

Additional Funding Sources
Millrose Properties is providing committed land banking capital to support the acquisition.

Advisors
J.P. Morgan Securities LLC, RBC Capital Markets, Vestra Advisors, and Wells Fargo served as financial advisors to New Home. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal counsel to New Home.

Moelis & Company LLC is acting as exclusive financial advisor to Landsea Homes. Latham & Watkins LLP is acting as legal counsel to Landsea Homes.

About New Home Co.
New Home Co. is a diversified asset-light homebuilder focused on the design, construction, and sale of attainable, consumer-driven, attached and detached single-family homes targeting entry level and first time move up buyers within high growth markets in the West, Central and Pacific Northwest regions. For more information, visit www.newhomeco.com.

About Landsea Homes
Landsea Homes (Nasdaq: LSEA) is a publicly traded residential homebuilder based in Dallas, Texas that designs and builds best-in-class homes and sustainable master-planned communities in some of the nation's most desirable markets. Landsea Homes has developed homes and communities in New York, Boston, New Jersey, Arizona, Colorado, Florida, Texas and throughout California in Silicon Valley, Los Angeles, and Orange County. Landsea Homes was honored as the Green Home Builder 2023 Builder of the Year, after being named the 2022 winner of the prestigious Builder of the Year award, presented by BUILDER magazine, in recognition of a historical year of transformation.

About Apollo
Apollo is a high-growth, global alternative asset manager. In our asset management business, we seek to provide our clients excess return at every point along the risk-reward spectrum from investment grade credit to private equity. For more than three decades, our investing expertise across our fully integrated platform has served the financial return needs of our clients and provided businesses with innovative capital solutions for growth. Through Athene, our retirement services business, we specialize in helping clients achieve financial security by providing a suite of retirement savings products and acting as a solutions provider to institutions. Our patient, creative, and knowledgeable approach to investing aligns our clients, businesses we invest in, our employees, and the communities we impact, to expand opportunity and achieve positive outcomes. As of March 31, 2025, Apollo had approximately $785 billion of assets under management. To learn more, please visit www.apollo.com.

Forward-Looking Statements
This communication includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. No assurance can be provided to investors that future developments affecting New Home or Landsea Homes will be those that have been anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Landsea Homes’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from Landsea Homes’ ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in Landsea Homes’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that Landsea Homes may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the assumptions prove incorrect, the actual results of New Home or Landsea Homes may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made in this communication speaks only as of the date hereof. Factors or events that could cause New Home or Landsea Homes’ actual results to differ may emerge from time to time, and it is not possible to predict all of them. Each of New Home and Landsea Homes does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Important Additional Information and Where to Find It
The tender offer for the outstanding shares of common stock of Landsea Homes has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Landsea Homes’ common stock. The solicitation and offer to buy shares of Landsea Homes’ common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Landsea Homes will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. LANDSEA HOMES’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Landsea Homes’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Landsea Homes’ Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on Landsea Homes’ website at www.landseahomes.com.

Contacts:

New Home

Investors:
Robert Irwin
(949) 382-7838
Investorrelations@newhomeco.com

Media:
Tim Ragones / Kate Thompson
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Landsea Homes

Investors:
Drew Mackintosh, CFA
Mackintosh Investor Relations, LLC
(310) 924-9036
drew@mackintoshir.com

Media:
Annie Noebel
Cornerstone Communications
(949) 449-2527
Anoebel@cornerstonecomms.com

Apollo

Investors:
Noah Gunn
Global Head of Investor Relations
(212) 822-0540
IR@apollo.com

Media:
Joanna Rose
Global Head of Corporate Communications
(212) 822-0491
Communications@apollo.com